SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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                                  November 22, 2010

VIA EDGAR Cecilia Blye Chief, Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Frontline Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed March 29, 2010
File No. 1-16601

Dear Ms. Blye:

On behalf of Frontline Ltd. (the "Company"), we submit this response to your letter dated November 9, 2010, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") presented comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2009. The Company's responses, together with the Staff's comments, are set forth below.

Risk Factors, page 9

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could adversely affect investor perceptions, page 15

1.	In future filings, please identify which countries identified as state sponsors of terrorism vessels in your fleet may call on.

The Company confirms that it will revise its annual report on Form 20-F in future filings in response to this comment.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
November 22, 2010

2.
Please provide us with updated information on your contacts with Iran since your letters to us of January 11, 2007 and October 9, 2007. In this regard, we note a May 2010 Wall Street Journal article stating that your ship the Front Page, chartered to Royal Dutch Shell, made an unreported stop in Iran to load Iranian oil. Please describe to us your direct and indirect contacts with Iran since your letters, including contacts through subsidiaries, associated companies, or charters. Please also describe any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by the government of Iran. Please tell us whether you continue to charter vessels to, and whether you have any other agreements with, National Iranian Tanker Company or Naftiran Intertrade Co.

The Company's business is the chartering-out of tanker vessels designated for transportation of crude oil. The Company's fleet is either owned or chartered-in from third parties. The Company's revenues are generated by the chartering-out of its vessels for single voyages or longer periods. The contractual basis for such charters is a time charter, a bareboat charter or a voyage charter. The terms of these charters are standardized in accordance with industry practice. A time charter or a bareboat charter transfers the right to operate the relevant vessels to the charterer thereof within the limitations set forth in the charter. These terms always include an obligation not to operate the vessel in violation of applicable laws. In chartering-out vessels on voyage charters, the Company respects applicable laws (including relevant embargo laws).

When a vessel is voyage chartered and the voyage charterer directs the vessel to an Iranian port, the Company pays port charges to the port authority as is standard in the shipping industry.  In cases when a Company vessel has been time chartered to a third party, the time charterer, not the Company, bears port charges to the port authority. The Company believes that its vessels while on voyage charters have made 9, 15, 13 and 11 calls to Iranian ports during 2007, 2008, 2009 and 2010 as of the date hereof, respectively.  During the period from July 1, 2010 (the effective date of the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010) to the date hereof, the Company's vessels while on voyage charters have made 3 calls at Iranian ports.

The Company's vessels have also been entered into pooling arrangements and time charters under which international oil companies and oil trading houses may have directed the Company's vessels to Iranian ports to carry cargoes on their behalf.  In those cases, the Company had no contract with the owner of the cargo and did not know the identity of the cargo owner. The vessel was directed to a load port where it was instructed by the charterer to load oil cargo, and to a discharge port where the oil cargo is offloaded.  Under the charters with its customers, the terms of which are consistent with industry standards, the Company does not have the ability to prohibit its charterers from sending its vessels to Iran to carry cargoes.

The Company advised the Staff in its letters of January 11, 2007 and October 9, 2007, that it had a total of three voyage charters with National Iranian Tanker Company ("NITC") and Naft Iran Trade Co. ("NICO") during 2005 and 2006. Since then, the Company had four voyage charters with NITC in 2010, all of them performed prior to July 1, 2010.  The Company had no charters with NITC in 2007, 2008 and 2009.  The Company has had no charters with NICO since 2006. In addition, the Company has no investments and no employees in Iran.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
November 22, 2010

The vessel referenced in the May 2010 Wall Street Journal article was chartered-out by the Company on a time charter basis to Royal Dutch Shell on standard time charter terms. Accordingly, Royal Dutch Shell, as charterer, was responsible for the operation of the vessel, including its voyage to and from Iran. The Wall Street Journal's reporting on the alleged turning off of the vessel's transponder while in Iranian waters was wrong. That vessel's transponder was never turned off, which is consistent with the Company's policy.  In addition, we note to the Staff that the U.S. State Department has announced that Royal Dutch Shell of the United Kingdom and the Netherlands has pledged to end its investments in Iran's energy sector.

Other than as described herein, to the Company's knowledge, it has had no other direct or indirect contacts with Iran.

3.
Please discuss the materiality of your contacts with Iran described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

During 2007, 2008, 2009, the six months ended June 30, 2010 and the period from July 1, 2010 to the date hereof, the Company's voyage charters with Iranian companies and voyage charters involving calls to Iranian ports maybe summarized as follows;

M=millions of U.S. Dollars	2007	2008	2009	Six months ended June 30, 2010 (1)	Period from July 1, 2010 to the date hereof
Voyage charters with NITC (1):
Number of voyage charters	-	-	-	4	-
Operating revenues	-	-	-	$10.4M	-
Port costs paid in Iran	-	-	-	$0.7M	-

Voyage charters with a port call in Iran:
Operating revenues	$32.3M	$79.5M	$19.1M	$31.6M	$10.1M
Number of port calls	9	15	13	8	3
Port costs paid in Iran	$1.1M	$1.7M	$1.9M	$1.2M	$0.4M

Total operating revenues	$1,299.9M	$2,104.0M	$1,133.3M	$687.9M	$251.2M
Total voyage expenses	$352.5M	$592.2M	$219.4M	$144.2M	$71.2M

(1) There were no charters with NICO since 2006

The four voyage charters with NITC in the first half of 2010 generated $10.4 million of operating revenues or approximately 1.5% of the Company's total operating revenues. During that period, port costs paid in Iran on these voyages amounted to $0.7 million or 0.5% of total voyage expenses. Voyage charters with non-Iranian companies in the first half of 2010 involved 8 port calls in Iran. Operating revenues from these voyage charters and port costs paid in Iran were approximately $31.6 million and $1.2 million, respectively, or approximately 4.6% of total operating revenues and approximately 0.8% of total voyage expenses in that period. The four voyage charters with NITC and voyage charters with non-Iranian companies represented approximately 6.1% of total operating revenues and approximately 1.3% of total voyage expenses in the first half of 2010.

During the period from July 1, 2010 to the date hereof, the Company had no charters with any Iranian companies, including NITC. Voyage charters with non-Iranian companies during the period from July 1, 2010 to the date hereof involved 3 port calls in Iran. Operating revenues from these voyage charters and port costs paid in Iran were approximately $10.1 million and $0.4 million, respectively, or approximately 4.0% of total operating revenues and approximately 0.6% of total voyage expenses in that period.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
November 22, 2010

Voyage charters with non-Iranian companies generated approximately 2.5%, 3.8% and 1.7% of total operating revenues in 2007, 2008 and 2009, respectively. The related port costs paid in Iran were approximately 0.3%, 0.3% and 0.9% of total voyage expenses in 2007, 2008 and 2009, respectively.

The Company does not believe that its voyage charters to NITC, its voyage charters involving port calls in Iran or such voyage charters combined are material in the periods discussed above from a quantitative viewpoint.

The Company is currently listed both on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange.  The Company has been active in the U.S. capital markets since the mid-1990s, first by way of ADRs that were listed on the Nasdaq National Market, and since 2001 by way of the direct listing of its common shares on the NYSE. During that time, the Company believes that U.S. investors in general, and its shareholders in specific, have become familiar with the international energy markets in which the supply of oil by ship to industrial countries such as the United States, the nations of the European Union, India, China and Japan plays a key role. The Company believes that U.S. investors in the energy industry understand that sources of oil include Iran.  Insofar as the Company, a non-U.S. person, is concerned, the Company believes that U.S. investors understand that OFAC regulations permit many foreign companies to do business with Iran and permit many U.S. companies to do business with Iran through foreign subsidiaries.

The Company has concluded that the payments made to Iranian port authorities when a voyage chartered vessel called at an Iranian load port are both quantitatively immaterial to its business and qualitatively immaterial to its reputation and share price. In addition, the Company in reaching this conclusion believes that investors understand that in order to meet its obligations under voyage charters for its vessels, the Company is required to pay port fees, which is a normal commercial arrangement in the shipping industry.

Insofar as payments made by time charterers of the Company's vessels to Iranian authorities are concerned, the Company has also concluded that these are qualitatively immaterial to the Company's reputation and share price. The Company's considerations have included the following: (i) The Company has no knowledge of what its time charterers pay to Iranian authorities, (ii) the Company has no control over payments made by its charterers to Iranian authorities, (iii) the Company's charterers are not subject to U.S. regulations in chartering its vessels and then directing those vessels to Iranian ports to load Iranian oil cargoes, and  (iv) the Company under the terms of those charters has no right to refuse to take Iranian oil cargoes.

The Company notes the Staff's comments that a number of states, universities and other investors have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism. The Staff states that the Company's qualitative materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Iran.

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
November 22, 2010

As the Company's business contacts with Iran have been infrequent and relatively minor in scope, the Company does not believe that such contacts are qualitatively material to a reasonable investor's investment decision.

4.	Please discuss for us the applicability to your business of the sanctions recently enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010.

The Company acknowledges that the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (the "Act") came into effect on July 1, 2010 and potentially affects the way that the Company does business. It is the Company's understanding that the Act places certain restrictions on activities that "directly and significantly contribute to the enhancement of Iran's ability to develop petroleum resources," "directly and significantly facilitate the maintenance or expansion of Iran's domestic production of refined petroleum products" or "directly and significantly contribute to the enhancement of Iran's ability to import refined petroleum products." After July 1, 2010, the Company's vessels' port calls in Iran involved only "petroleum resources" and not "refined petroleum products," as these terms are defined in the Act. The Company's vessel's carriage of such cargoes does not reach the applicable monetary thresholds in the Act. The Company is currently acting in and monitoring compliance with the Act and will continue to do so.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By:/s/ Gary J. Wolfe Gary J. Wolfe, Esq.
Jennifer Hardy Special Counsel Division of Corporate Finance Securities and Exchange Commission Inger Klemp Chief Financial Officer Frontline Management AS

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